    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 SERVICO, INC.
             (Exact name of registrant as specified in its charter)

            FLORIDA                           7011                          65-0350241
State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                                                               DAVID BUDDEMEYER
                                                           CHIEF EXECUTIVE OFFICER
                                                                SERVICO, INC.
             1601 BELVEDERE ROAD                             1601 BELVEDERE ROAD
        WEST PALM BEACH, FLORIDA 33406                  WEST PALM BEACH, FLORIDA 33406
           TELEPHONE (561) 689-9970                        TELEPHONE (561) 689-9970
 (Address, including Zip Code, and telephone       (Name, address, including Zip Code, and
 number, including area code, of registrant's      telephone number, including area code, of
         principal executive offices)                         agent for service)


                                   Copies to:

                             ALISON W. MILLER, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                      150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                        PROPOSED             PROPOSED
        TITLE OF EACH                AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
     CLASS OF SECURITIES              TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
       TO BE REGISTERED            REGISTERED         PER SHARE(1)       OFFERING PRICE(1)           FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value.......................  2,300,000 shares         $15.125            $2,300,000             $10,542
================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based upon average high and low sales price of the Registrant's common stock, as reported on the composite tape of the New York Stock Exchange on October 28, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997

PROSPECTUS

                                2,300,000 SHARES

                                 SERVICO, INC.

                                  COMMON STOCK

                             ---------------------

     This Prospectus relates to 2,300,000 shares of common stock, par value $.01 per share (the "Common Stock"), which may be offered and issued by Servico, Inc. (the "Company") from time to time in connection with acquisitions of businesses or properties.

     The Company anticipates that such acquisitions will consist principally of properties and businesses (or the assets thereof) complementary to and related to the Company's current businesses, but on occasion, an acquired business or property may be dissimilar to the businesses of the Company. The consideration for acquisitions will consist of shares of Common Stock, cash, notes or other evidences of indebtedness, guarantees, assumption of liabilities, tangible or intangible property, or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may lease property from and enter into management or consulting agreements and non-competition agreements with the former owners and key executive personnel of the businesses to be acquired.

     The Company contemplates that the terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired. Factors taken into account in acquisitions include, among other relevant factors, the quality and reputation of the business or property, the assets, liabilities, results of operations and cash flows of the business or property, the quality of its management and employees, its earnings potential, the geographic locations of the business or property and the market value of the Common Stock of the Company when pertinent. The Company anticipates that shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the shares.

     The Company does not expect that underwriting discounts or commissions will be paid, except that finders fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The Common Stock is listed on the New York Stock Exchange under the symbol SER. On October 28, 1997, the closing sale price of the Common Stock on the New York Stock Exchange was $16.25 per share.

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 3.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 1997

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER, OR SOLICITATION OF AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    1
Information Incorporated by Reference.......................    2
The Company.................................................    2
Risk Factors................................................    3
Use of Proceeds.............................................    7
Selected Consolidated Financial Data........................    8
Other Information...........................................    8
Restrictions on Resale......................................    8
Experts.....................................................    9
Legal Matters...............................................    9

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information is also available to the public from commercial documents on the internet web site maintained by the Commission at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, such Registration Statement. For further information with respect to the Company or the shares of Common Stock offered hereby, reference is made to such Registration Statement and the exhibits thereto, certain portions of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     The Common Stock is listed on the New York Stock Exchange ("NYSE") and reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, including the portions of the Company's Proxy Statement dated April 14, 1997, incorporated by reference in such report.

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

          (3) The description of the Company's Common Stock contained in the Company's Form 8-A, dated June 12, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus but prior to termination of this Offering shall be deemed to be incorporated by reference herein and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above which have been or may be incorporated into this Prospectus and deemed to be a part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to Mr. Warren M. Knight, Vice President -- Finance, Servico, Inc., 1601 Belvedere Road, West Palm Beach, Florida, 33406; telephone (561) 689-9970. In order to ensure timely delivery of the documents, any request should be made five (5) business days before final action is to be taken with respect to a proposed acquisition by the Company involving the issuance of securities covered by this Prospectus.

                                  THE COMPANY

     The Company is one of the largest owners and operators of full-service hotels in the United States. The Company currently operates 64 hotels containing approximately 12,686 rooms located in 22 states and Canada. The Company's hotels are primarily mid-sized, with an average of approximately 200 rooms per hotel, and are primarily located in secondary metropolitan markets. The Company's full-size hotels offer food and beverage services and meeting and banquet facilities. The Company's hotels include 52 wholly owned hotels, 10 partially owned hotels and two managed hotels. Eleven of the hotels are subject to long-term ground or building leases. All of the Company's hotels are affiliated with nationally recognized hospitality franchises, including Holiday Inn, Best Western, Clarion, Comfort Inn, Crowne Plaza, Days Inn, Hampton Inn, Hilton, Howard Johnson, Omni, Quality Inn, Radisson, Sheraton and Westin. The Company operates 40 hotels under franchise agreements with Holiday Inn, making the Company the second largest Holiday Inn franchisee in the United States. The Company's principal executive offices are located at 1601 Belvedere Road, West Palm Beach, Florida 33406, and its telephone number is (561) 689-9970. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "Information Incorporated by Reference."

                                  RISK FACTORS

     An investment in the Common Stock involves material risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus or incorporated by reference herein, prospective investors should consider, among other things, the following risks before making an investment.

     Statements in this Prospectus which express "belief", "anticipation", or "expectation", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Moreover, there are important factors which include, but are not limited to, general and local economic conditions, risks relating to the operation and acquisition of hotels, government legislation and regulation, changes in interest rates, the impact of rapid growth, the availability of capital to finance growth, the historical cyclicality of the lodging industry and other factors described in other filings of the Company with the Commission, all of which are difficult to predict and many of which are beyond the control of the Company. Actual results could differ materially from these forward-looking statements. In light of the risks and uncertainties, there is no assurance that the forward-looking statements contained in this Prospectus will in fact prove correct or occur. The Company does not undertake any obligation to publicly release the results of any revisions to these forward-looking statements to reflect future events or circumstances.

RISKS ASSOCIATED WITH EXPANSION

     Availability of Additional Capital to Support Growth. As part of the Company's business strategy, the Company intends to seek to pursue growth through the identification, acquisition, repositioning and renovation of additional hotel properties. The Company will be required to obtain additional capital in the future to meet its expansion plans. Capital may be raised by the issuance of additional equity or the incurrence of indebtedness. In addition, in appropriate situations, the Company may seek financing from other sources or enter into joint ventures and other collaborative arrangements in connection with the acquisition of hotel properties. The Company may not be successful in obtaining additional capital in a timely manner, on favorable terms or at all. Insufficient capital may cause the Company to delay, scale back or abandon some or all of its property acquisition plans or opportunities.

     Competition. The Company competes for the acquisition of hotels with numerous entities, some of which have greater financial resources than the Company. The Company believes that, as a result of the downturn experienced by the lodging industry from the late 1980s through the early 1990s and the significant number of foreclosures and bankruptcies created thereby, the prices for many hotels during the past several years have been at historically low levels, often well below the cost to build new hotels. The recent economic recovery in the lodging industry and the resulting increase in funds available for hotel acquisitions has attracted additional investors to enter the hotel acquisition market, which in turn has caused the cost of hotel acquisitions to increase and the number of attractive hotel acquisition opportunities to decrease.

     Integration of Operations. To successfully implement its growth strategy, the Company must be able to continue to successfully acquire hotels on attractive terms and to integrate the acquired hotels into its existing operations. The failure of the Company to consolidate the management and operations and integrate the systems and procedures of the acquired hotels into the Company's existing operations in a timely and profitable manner could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurance that the Company will be able to achieve operating results in its newly acquired hotels comparable to the historical performance of its hotels.

HOTEL RENOVATION RISKS

     The renovation of hotels involves risks associated with construction and renovation of real property, including the possibility of construction cost overruns and delays due to various factors (including the inability to obtain regulatory approvals, inclement weather, labor or material shortages and the unavailability of construction and permanent financing) and market or site deterioration after acquisition or renovation. Any unanticipated delays or expenses in connection with the renovation of hotels could have an adverse effect on the results of operations and financial condition of the Company.

RISK OF LEVERAGE

     Substantially all of the Company's hotels are subject to mortgage financing, which at June 30, 1997, totaled approximately $180.1 million. Approximately $9.4 million of the mortgage financing collateralized by the Company's hotels, and entered into by the various subsidiaries, is guaranteed by Servico, Inc. Servico, Inc.'s guarantees of mortgage financing generally provide for direct recourse by the lender against Servico, Inc., without requiring the lender to seek recourse against either the applicable subsidiary or the hotel property securing the mortgage financing. As a consequence, if payments under mortgage financing guaranteed by Servico, Inc., are not timely made, Servico, Inc. may be required to make payments in accordance with its guarantees.

     The Company's leverage poses certain risks for the Company, including the risks that the Company may not generate sufficient cash flow to service the indebtedness; that the Company may be unable to obtain additional financing or refinancing in the future; that, to the extent it is significantly more leveraged than its competitors, it may be placed at a competitive disadvantage; and that the Company's capacity to respond to market conditions and other factors may be adversely affected. The Company's ability to service its debt will depend on its future performance, which will be subject to prevailing economic and competitive conditions and other specific factors discussed herein. Additionally, certain of the mortgages and related loan documents evidencing the Company's indebtedness contain provisions which, among other things, cross collateralize and cross default each of the mortgages, prohibit prepayment during years one through four, impose prepayment penalties during years five through ten, restrict the Company's ability to utilize the cash generated by the hotels if the hotels fail to meet certain financial covenants and, in certain events upon a change in control of the Company, may cause the termination of the Company's management of the hotels and acceleration of the payment of each of the loans.

     Neither the Company's Articles of Incorporation nor its Bylaws limit the amount of indebtedness that the Company may incur. Subject to limitations in its debt instruments, the Company may incur additional debt in the future to finance acquisitions and renovations. Substantial indebtedness could increase the Company's vulnerability to general economic and lodging industry conditions (including increases in interest rates) and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise. The Company's indebtedness is, and will likely continue to be, secured by mortgages on all, or substantially all, of the hotels, and by the equity of certain subsidiaries of the Company. There can be no assurance that the Company will in the future be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including hotels, to foreclosure. Further, adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company requires additional capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotels at times which may not permit realization of the maximum return on such investments.

     At June 30, 1997, approximately 79% of the Company's current outstanding indebtedness bore interest at a fixed rate. However, to the extent that the Company has or incurs additional debt bearing interest at variable rates, economic conditions could result in increased debt service requirements and could reduce the amount of cash available for various corporate purposes.

RISKS ASSOCIATED WITH OWNING OR LEASING REAL ESTATE

     The Company will be subject to varying degrees of risk generally incident to the ownership of real estate. These risks include, among other things, changes in national, regional and local economic conditions, changes in local real estate market conditions, changes in interest rates and in the availability, cost and terms of financing, the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and adverse changes in zoning laws and other regulations. Many of these risks are beyond the control of the Company. In addition, real estate investments are relatively illiquid, resulting in a limited ability of the Company to vary its portfolio of hotels in response to changes in economic and other conditions.

     Ten of the owned hotels are owned in partnerships with other parties. The Company does not have sole control over decisions regarding sale and refinancing of these hotels. In addition, the Company's investments in these joint ventures may, under certain circumstances, involve risks not otherwise present in property ownership, including (i) the risk that the Company's partner in a joint venture may become bankrupt, (ii) buy/sell rights that exist with respect to certain of such hotels and (iii) the risk that the Company's partner in a joint venture might at any time have economic or other business interests or goals that are inconsistent with the business interests or goals of the Company, and that such partner(s) may be in a position to veto actions which may be inconsistent with the Company's objectives or policies.

LODGING INDUSTRY RISKS

     Risks generally inherent in investments in hotel facilities may cause operating results for hotels to vary more than for investments in other types of properties. These factors include the following:

          Operating Risks. The Company is subject to risks generally incident to the lodging industry. These risks include, among other things, the uncertainty of cash flow due to seasonal fluctuations, changes in general and local economic conditions, periodic over-building in the hotel industry or a specific market, varying competition from other hotels, motels and recreational properties, changes in levels of tourism or business-related travel due to energy costs or other factors, changes in travel patterns, labor unavailability and disruptions, the recurring need for renovation, refurbishment and improvement of hotel properties (including furniture, fixtures and equipment), the availability of financing for operating or capital requirements, adverse weather conditions and travel disruptions, taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs, losses due to personal injuries, fire, earthquake, collapse or structural defects, the application of health and beverage laws and other factors, many of which are beyond the control of the Company. In addition, due to the level of fixed costs required to operate full-service hotels, certain significant expenditures necessary for the operation of hotels generally cannot be reduced when circumstances cause a reduction in revenue.

          Competition. The hotel industry is highly competitive in nature. While there is no single competitor or small number of competitors that are dominant in the industry, competition within the industry has recently resulted in consolidations and other ownership changes among major hotel companies. The Company's hotels generally operate in areas that contain numerous other competitive lodging facilities, some of which have greater financial resources than the Company. The Company competes with such facilities on various bases, including room rates and quality, brand name recognition, location and other services and amenities offered. New or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which the Company's hotels compete, thereby adversely effecting the Company's operations.

          Maintenance and Refurbishment. For hotels to remain competitive, they must be maintained and refurbished on an ongoing basis. Such renovations and refurbishments will increase the need for funds for capital improvements (whether from reserves, current cash flow or financing). Moreover, operating revenues may decrease as facilities are removed from service from time to time during such renovations. See "Hotel Renovation Risks" above.

          Insurance Risks. Hotels have extensive assets, require more employees, rely more on suppliers and serve more customers than certain other types of real estate properties. Hotels are also subject in certain states to dram shop statutes which may give an injured person the right to recover damages from any establishment which wrongfully served alcoholic beverages to the person who, while intoxicated, caused the injury. As a result, hotels may have greater exposure to liability for, among other things, theft of property and other casualty and property loss, labor difficulties and personal injuries. In this respect, many businesses, including those in the lodging industry, have experienced recent increases in the cost of, and contraction in the availability of, insurance, resulting in cost escalation and reductions in amounts of coverage available. The continuation of this trend could render certain types of desired coverage unavailable with the attendant possibility that certain claims may exceed coverage.

          Seasonality. The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues of the Company. Quarterly earnings also may be adversely affected by events beyond the Company's control, such as extreme weather conditions, economic factors and other considerations affecting travel.

          Inflation. Inflationary pressures could have the effect of increasing operating expenses, including labor and energy costs (and, indirectly, property taxes) above expected levels at a time when it may not be possible to increase room rates to offset such higher operating expenses. In addition, inflation could have a secondary effect upon occupancy rates by increasing the expense or decreasing the availability of travel by potential guests. Although the inflation rate has been low recently, there is no assurance that it will not increase in the future.

RISKS ASSOCIATED WITH FRANCHISE AGREEMENTS

     The Company's hotels are all operated pursuant to franchise agreements with major hotel chains. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with the Company's business plans. Further, such standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures. In connection with changing the franchise affiliation of a hotel, the Company may be required to incur additional expenses or capital expenditures. Franchise agreements are typically terminable by the franchisor for failure of the franchisee to maintain specified operating standards or to make payments due under the applicable agreements in a timely fashion. In addition, such agreements may be subject to termination at the end of their stated term. The termination of a franchise agreement relating to a hotel may have an adverse impact on the operations or underlying value of such hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A majority of the Company's hotels are affiliated with Holiday Inn and any deterioration in the relationship with or the benefits associated with being a franchisee of Holiday Inn could have a material adverse impact on the Company.

ENVIRONMENTAL RISKS

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Furthermore, a person that arranges for the disposal of a hazardous substance at another property or transports a hazardous substance for disposal or treatment at another property may be liable for the costs of removal or remediation of hazardous substances at that property, regardless whether that person owns or operates that property. The costs of any such remediation or removal may be substantial, and the presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect the property owner's ability to sell or lease the property, to use the property for its intended purpose, or to borrow using the property as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in connection with demolition or certain renovations or remodeling, impose certain worker protection and notification requirements, and govern emissions of and exposure to asbestos fibers in the air. Additionally, federal, state and local laws, ordinances and regulations and the common law impose on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. These conditions and activities include, for example, the presence of lead in drinking water, the presence of lead-containing paint in occupied structures, and the ownership or operation of underground storage tanks. Failure to comply with applicable requirements could result in difficulty in the lease or sale of any affected property or the imposition of monetary penalties, in addition to the costs required to achieve compliance and potential liability to third parties. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on the Company's results of operations and financial condition.

GOVERNMENTAL REGULATION

     A number of states regulate the licensing of hotels and restaurants, including liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. The Company believes that it is substantially in compliance with these requirements. Managers of hotels are also subject to laws governing their relationship with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the Company's hotels and could otherwise adversely affect the Company's results of operations and financial condition.

     Under the Americans with Disabilities Act (the "ADA"), all public accommodations are required to meet certain requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in ADA required upgrades to the Company's hotels, a determination that the Company is not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. The Company is likely to incur additional costs of complying with the ADA; however, such costs are not expected to have a material adverse effect on the Company's results of operations and financial condition.

SUBSTANTIAL RELIANCE ON KEY PERSONNEL

     The Company will place substantial reliance on the hotel industry knowledge and experience and the continued services of its senior management, led by Mr. David Buddemeyer, the Company's President and Chief Executive Officer. The Company's future success and its ability to manage future growth depend in large part upon the efforts of these persons and on the Company's ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of Mr. Buddemeyer or the Company's inability to attract and retain other highly qualified personnel may adversely affect the results of operations and financial condition of the Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation provide that certain transactions must be approved by the holders of at least 80% of the outstanding Common Stock, unless approved by the Company's Board of Directors. The Company's Bylaws divide the Company's Board of Directors into three classes of directors serving staggered three-year terms, with one class of directors to be elected at each annual meeting of shareholders. Additionally, as a Florida corporation, the Company is also governed by the provisions of Florida corporate law regarding affiliated transactions and control share acquisitions, which impose restrictions and require specific procedures to be followed with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and affiliates of the Company. The provisions in the Company's Articles of Incorporation, the classification of the Company's Board of Directors and the anti-takeover provisions of the Florida corporate law will tend to assist the Board of Directors and management of the Company in retaining their existing positions and will render more difficult or discourage unsolicited takeover attempts, even if such actions were desired by all shareholders of the Company other than directors and management shareholders.

                                USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following is a summary of certain financial information of the Company and its consolidated subsidiaries and is qualified in its entirety by, and should be read in conjunction with, the detailed information and consolidated financial statements, including notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the period ended June 30, 1997. The unaudited consolidated interim period financial statements include, in the opinion of management, all adjustments necessary to present fairly the data for such periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

                                                 SIX MONTHS ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                                 -------------------------   ------------------------------------
                                                    1997          1996          1996         1995         1994
                                                 -----------   -----------   ----------   ----------   ----------
                                                        (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.......................................   $  133,823    $  115,899   $  239,526   $  178,480   $  149,683
Income before non-recurring items, net of
  taxes........................................        4,452         3,820        5,398        4,264        2,588
Non-recurring items, net of taxes..............           --         1,666        3,150         (356)         193
Income before extraordinary items, net of
  taxes........................................        4,452         5,486        8,548        3,909        2,781
Extraordinary items, net of taxes..............       (3,751)         (202)        (348)          --        1,436
Net income.....................................          701         5,284        8,200        3,909        4,217
EBITDA(a)......................................       34,727        29,036       57,915       36,894       26,376

Fully diluted per common share data:
  Income before non-recurring items, net of
    taxes......................................          .45           .40          .55          .46          .31
  Income before extraordinary items, net of
    taxes......................................          .45           .57          .87          .42          .33
  Net income...................................   $      .07    $      .55   $      .84   $      .42   $      .50
Weighted average shares........................    9,944,561     9,668,357    9,762,707    9,318,670    8,414,945
Cash dividends per common share................           --            --           --           --           --

CONSOLIDATED BALANCE SHEET DATA:
End of Period:
  Total assets.................................   $  457,936    $  417,148   $  439,786   $  324,202   $  228,900
  Long-term obligations, less current
    portion....................................      183,021       282,076      284,880      210,242      143,830
  Total stockholders' equity...................      210,974        70,066       74,738       62,820       46,740

---------------

(a) Earnings before interest expense, income taxes, depreciation and amortization "EBITDA", is a widely regarded industry measure of lodging performance used in the assessment of hotel property values. EBITDA is not indicative of, and should not be used as an alternative to net income or net cash provided by operations as specified by generally accepted accounting principles.

                               OTHER INFORMATION

     Acquisitions involving the offer and issuance of shares of the Company's Common Stock may require approval by certain federal and state regulatory bodies. The rights of dissenting stockholders of any acquired corporation and the federal income tax consequences for persons involved in any acquisition involving the issuance of shares of the Company Common Stock will be determined on a case-by-case basis for each acquisition.

                             RESTRICTIONS ON RESALE

     This Prospectus, which has been prepared in accordance with the Commission's Form S-4, is not available for use in connection with reoffers or resales of securities acquired pursuant to this Prospectus by persons who may be deemed "affiliates" of the Company as such term is defined by the Commission. Such "affiliates" may sell such shares only pursuant to a prospectus prepared in accordance with a Commission form which is available for such purpose or pursuant to an available exemption from the registration requirements of the Securities Act of 1933, as amended (the "Act").

                                    EXPERTS

     The consolidated financial statements of Servico, Inc. appearing in Servico, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three and six month periods ended June 30, 1997 and 1996 and three month periods ended March 31, 1997 and 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Servico, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997 and March 31, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent certified public accountants are not subject to the liability provisions of Section 11 of the Act for their reports on the unaudited interim financial information because these reports are not "reports" or a "part" of the Registration Statement prepared or certified by the independent certified public accountants within the meaning of Sections 7 and 11 of the Act.

                                 LEGAL MATTERS

     The validity of the shares of the Company's Common Stock being registered under the registration statement of which this Prospectus is a part will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130-1557.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Under Section 607.0850, indemnification is authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person is adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein Section 607.0850 provides that, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination by the corporation in a specific case, Section 607.0850 permits a director, officer, employee or agent of the corporation who is or was a party to a proceeding to apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

     Section 607.0850 also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

     The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

     The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

ITEM 21.  EXHIBITS

     The following exhibits are either filed herewith or incorporated by reference to documents previously filed as indicated below:

EXHIBITS                                DESCRIPTION
--------                                -----------
  5         --  Opinion of Stearns Weaver Miller Weissler Alhadeff &
                Sitterson, P.A.
 15         --  Letter from Independent Certified Public Accountants
                relating to unaudited interim financial information for the three and six months ended June 30, 1997 and 1996, and the three months ended March 31, 1997 and 1996
 23.1       --  Consent of Stearns Weaver Miller Weissler Alhadeff &
                Sitterson, P.A.
 23.2       --  Consent of Ernst & Young LLP
 24.1       --  Power of Attorney (included with the signature pages to this
                Registration Statement)

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes: (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 29th day of October, 1997.

                                          SERVICO, INC.

                                          By:     /s/ David Buddemeyer
                                            ------------------------------------
                                                     David Buddemeyer,
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Buddemeyer and Warren M. Knight, and each of them acting along, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                               TITLE                         DATE
             ---------                               -----                         ----
PRINCIPAL EXECUTIVE OFFICER:

       /s/ David Buddemeyer          Chairman of the Board,                  October 29, 1997
-----------------------------------    President and Chief Executive
         David Buddemeyer              Officer

PRINCIPAL FINANCIAL AND ACCOUNTING
  OFFICER:

       /s/ Warren M. Knight          Vice President -- Finance and Chief     October 29, 1997
-----------------------------------    Financial and Principal Accounting
         Warren M. Knight              Officer

       /s/ Joseph C. Calabro         Director                                October 29, 1997
-----------------------------------
         Joseph C. Calabro

       /s/ Michael A. Leven          Director                                October 29, 1997
-----------------------------------
         Michael A. Leven

             SIGNATURE                               TITLE                         DATE
             ---------                               -----                         ----

        /s/ PETER R. TYSON           Director                                October 29, 1997
-----------------------------------
          Peter R. Tyson

       /s/ RICHARD H. WEINER         Director                                October 29, 1997
-----------------------------------
         Richard H. Weiner